EdtechX Holdings Acquisition Corp. II

c/o IBIS Capital Limited

22 Soho Square

London, W1D 4NS

United Kingdom

December 8, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	EdtechX Holdings Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-249098

Ladies and Gentlemen:

EdtechX Holdings Acquisition Corp. II (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, December 10, 2020, or as soon thereafter as practicable.

Very truly yours,

EDTECHX HOLDINGS ACQUISITION CORP. II

By:	/s/ Benjamin Vedrenne-Cloquet
Name: Benjamin Vedrenne-Cloquet Title: Chief Executive Officer